

Mail Stop 4720

May 16, 2017

Via E-mail
Catherine Berman
President and Chief Executive Officer
CNote Group, Inc.
2323 Broadway
Oakland, CA 94612

>**Re:** **CNote Group, Inc.**
>**Amendment No. 1 to**
>**Offering Statement on Form 1-A**
>**Filed May 2, 2017**
>**File No. 024-10686**

Dear Ms. Berman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2017 letter.

General

1. We note your responses to comments 1 through 3, and are still evaluating these responses and related issues.

2. We note your response to comments 4 and 6. You state that interest on newly-issued CNote Notes would not begin accruing until funds are deployed to a CDFI partner. You also state that interest rates will be fixed at purchase. If the date on which interest will begin to accrue is not determined prior to issuance of a CNote Note, we would view this as a delayed offering that may not be conducted pursuant to Regulation A. Revise the

offering circular currently on file to disclose the interest rate applicable to the first series of notes to be offered.

Preliminary Offering Circular Cover Page

3.   Refer to comment 6 in our letter dated March 7, 2017. Item 1 of Part II on Form 1-A states that the "cover page of the offering circular must be limited to one page and *must include the information specified in this item.*" [emphasis added]. As previously noted, your disclosures continue to extend beyond the noted disclosure requirements, and as such we request that you revise your cover page disclosure accordingly. Disclosure related to history of CDFIs, growth of CDFI loans, and demand for such loans does not fit any of the Item 1 disclosure requirements.

4.   We note your revisions in response to comment 6 that the interest rates "may be increased from time to time." Please disclose how and when you will communicate interest rate changes on outstanding CNote Notes. We further note that your response suggests that you retain discretion to raise interest rates beyond the 3% cap. Changes in interest rates beyond the currently disclosed range of 2.5% to 3% appear to indicate that you will be offering a new security. As such, these new securities may not be offered under the current Form 1-A. Please advise or otherwise clarify your disclosure to explicitly state that the interest rate on the notes will only be set within the 2.5% to 3% range, or if you will retain discretion to go outside of such range, then the offering and the sale of those notes would occur under a new filing.

Offering Circular Summary

Our Solution, page 2

5.   We note your revisions in response to comments 5 and 12 that you "have partnered with four CDFIs, two of whom receive capital on a monthly basis," as of April 28, 2017. Please reconcile this with your disclosure on page 25 suggesting that, as of the same date, you have only originated loans to one CDFI, NYBDC Local Development Corporation d/b/a Excelsior Growth Fund (Excelsior). In addition, please explain the terms of your partnership arrangement with the two CDFIs which are currently in your pipeline.

6.   In the second paragraph you disclose that the CNote Note investors may chose "to receive interest on their investment each month, or to have this interest compounded on a monthly basis." Please further expand your disclosure to describe when the investors who pick the latter option, will receive their compounded interest payment.

Competitive Strength, page 4

7.   We note your revised disclosure in response to comment 10. Your website, however, continues to characterize the investment in CNote Notes as an alternative to a bank savings account for "good savers," but with higher returns, low-risk and with principal protected. Refer also to our comment 10 in our letter dated March 7, 2017. Since you have no objective criteria for making these statements, given also the lack of your operating history, please make the necessary changes to your website content to reflect your offering circular disclosures. If you will continue to maintain under FAQ in your website that "CNote's legal agreement with CDFIs provides 100% protection to savers," and that CNote Note investors' money "remain[s] at the designated U.S. Treasury Department certified CDFIs," please reconcile these statements with your offering circular disclosures which describe the CNote notes as general obligations of the company.

Risk Factors

Risks Related to CNote Notes, page 15

8.   We note your Terms of Use attached as Exhibit 15.2, which includes a mandatory arbitration provision. Please discuss the material risks resulting from this binding arbitration provision, including how it may impact holders of CNote Notes.

About the Platform

Our Business

Our Process, page 21

9.   We note your revisions in response to comment 13. Please disclose how you will choose to make repayments on CNote Notes whose obligations will be in varying amounts and at various times (*e.g.* balloon payments, interest, withdrawal requests, etc.) if you do not have sufficient funds in your "aggregated pool" and you do not have adequate working capital, nor are you able to raise additional funds, to satisfy all outstanding claims. In addition, please disclose the impact of your SAFE instruments on then outstanding CNote Notes, such as which instrument will have priority in bankruptcy or insolvency, your obligations to each instrument in advance of such proceedings, and that in the event of a "change of control" SAFE holders would be able to immediately recoup all of their contributed cash financing. Please revise the second complete risk factor on page 13 and the third risk factor on page 15, accordingly.

Security Ownership of Management and Certain Security Holders, page 33

10.   Please disclose the required information as of the most recent practicable date as required by Item 12 of Part II of Form 1-A. In this regard we note that at least 675,000 shares of your common shares have already vested and at least another 825,000 shares are scheduled to vest in less than two months.

The CNote Platform, page 34

11.   We note your disclosure on page 34 that "[a]ll CNote Notes earn the designated annual interest rate." Clarify whether any change in the interest rate would apply to outstanding notes, or only to newly-offered series.

Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

Note 9 – Stockholders' Equity

Additional Paid-in Capital - Simple Agreements for Future Equity ("SAFEs"), page F-16

12.   We note your disclosure regarding the issuance of $190,000 SAFEs as of December 31, 2016 and subsequently an additional $330,000 as discussed within your subsequent events footnote (Note 10). We also note from your disclosure within your summary of significant accounting policies on page F-10 that you classified the SAFEs as permanent equity in the financial statements. Please provide us with your accounting analysis to support your conclusion that the SAFEs should be classified within permanent equity (versus liability treatment) citing the appropriate sections of the accounting literature. Please file as an exhibit a copy of the Form of SAFE Agreement as required by Item 17(3) of Part III of Form 1-A.

Part III - Exhibits

Index to Exhibits

13.   It appears that you may have been soliciting interest in your Regulation A offering as a FAQ on your website states that "CNote is open to everyone" and that non-accredited investors "can expect an email confirming [their] amount and that [their] dollars have moved into a CNote account" once your offering statement has been qualified. Please file all "testing the waters" materials that you used pursuant to Securities Act Rule 255(a) to solicit interest in your offering. Please refer to Item 17(13) of Part III of Form 1-A.

Exhibit 12.1

14.   Please direct counsel to opine on the laws of California, which appears to be the jurisdiction governing both the subscription agreement and the instrument. Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19, available on our website, for guidance.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Brian S. Korn, Esq.